                                                           FILED BY FINDWHAT.COM
                           PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
                                        AND DEEMED FILED PURSUANT TO RULE 14A-12
                                          OF THE SECURITIES EXCHANGE ACT OF 1934
                                                     COMMISSION FILE NO: 0-30428
                                           SUBJECT COMPANY: ESPOTTING MEDIA INC.

LETTER TO SERIES B NOTE HOLDERS

[Letterhead of both Espotting Media Inc. and Espotting Media (UK) Limited.]

27 May 2004

[Name and address of Note Holder]

Dear Series B Note Holder

RE: ESPOTTING MEDIA INC. MERGER WITH FINDWHAT.COM

We are writing to advise you that an amended and restated agreement and plan of merger was entered into on 9 February 2004 by and among Espotting Media Inc. ("Espotting"), a Delaware Corporation and sole parent of Espotting Media (UK) Limited, FindWhat.com, a Nevada corporation, and Who Merger Corp., a Delaware corporation and wholly owned subsidiary of FindWhat.com, pursuant to which Who Merger Corp. will merge with and into Espotting, with Espotting as the surviving corporation (the "Merger"). Following the Merger, Espotting will be a wholly owned subsidiary of FindWhat.com.

It is anticipated that the Merger will complete on or about 30 June 2004. A meeting of the stockholders of Espotting will be held on 2 June 2004 to vote on various resolutions relating to the approval of the Merger. A meeting of the Series B Note Holders will be held on 8 June 2004 (the " Series B Note Holders' Meeting") to vote on various resolutions relating to the rights attaching to the loan notes held by you (the "Series B Loan Notes") and, in particular, the conversion of the Series B Loan Notes prior to the Merger. The documents attached to this letter relate to the Series B Note Holders' Meeting and are as follows:

1. NOTICE TO SERIES B NOTE HOLDERS OF SERIES B NOTE HOLDERS' MEETING:
   This document sets out:

   o   the details of the Series B Note Holders' Meeting;

   o the matters which are to be considered by the Series B Note Holders at the Series B Note Holders' Meeting;

   o   the process for the conversion of your Series B Loan Notes; and

   o the resolutions on which Espotting Media (UK) Limited is asking you to vote.

         You do not need to fill out any information on this document;

2. INVESTORS' ELECTION: This document asks you to make certain elections with respect to the manner in which you wish to exchange your Series B Loan Notes and the manner in which you will be paid the interest on your Series B Loan Notes. You must complete this form and return it to

    Espotting Media (UK) Limited at the address indicated below by no later than FRIDAY 4 JUNE 2004.

3. LOAN NOTE CERTIFICATE OR LOST CERTIFICATE INDEMNITY: This form appears at the back of the Investors' Election. In order for your Series B Loan Notes to be converted, you must return the original certificate(s) relating to the Series B Loan Notes held by you to Espotting Media (UK) Limited at the address indicated below by no later than FRIDAY 4 JUNE 2004. If you have lost your Series B Loan Note certificate(s), you should complete this form and return it instead of providing the certificate(s).

4.  PROXY AND POWER OF ATTORNEY: This document has two purposes:-

    o if you do not wish to attend the Series B Note Holders' Meeting, the proxy allows you to appoint a proxy to vote at the Series B Note Holder's Meeting on your behalf. The proxy provides for you to appoint Jeff Bocan (the "Proxy") of Beringea Limited, which is the investment manager of the Series B Note Holders. This document also asks you to indicate how Jeff Bocan will be required to vote for you in relation to the resolutions to be proposed at the Series B Note Holders' Meeting.

    o the power of attorney appoints the Proxy as your attorney to sign the relevant transfer document and any associated documentation that will be needed in order to effect the conversion if you have voted in favour of the resolutions to be proposed at the Series B Note Holders' Meeting.

       You should note that this document is a deed and therefore, if you are a UK corporation, it should be executed by two of your directors or a director and secretary (or, if not a UK corporation, according the requirements of your jurisdiction). If you are an individual, you should sign the deed and ensure that a witness also witnesses and signs the deed. You must fill in and execute this form and return it to Espotting Media (UK) Limited at the address indicated below by no later than FRIDAY 4 JUNE 2004.

5. MERGER PROPOSAL AND PROXY STATEMENT: This is a copy of the document that has been sent to stockholders in relation to the Espotting stockholders' meeting that will be held on 2 June 2004. The purpose of the stockholders' meeting is primarily for the stockholders to approve the Merger. You have been provided this document as it contains information relating to the businesses of Espotting and Findwhat.com and the Merger generally. This document is sent to you for information purposes only. You do not need to fill out any information on this document.

6. CHEQUE FOR INTEREST ON SERIES B LOAN NOTES FOR PERIOD FROM 15 AUGUST 2003 TO 30 DECEMBER 2003

    For those Series B Loan Note Holders who did not elect to convert the interest payable on their Series B Loan Notes in respect of the period from 15 August 2003 to 30 December 2003, we enclose a cheque for the interest pertaining to this period, calculated at a rate of 9% per annum and including the additional interest payable to you under clause 5.6 of the Series B Loan
       Note Instrument.

       Espotting and Espotting Media (UK) Limited advise that this letter and the documents attached to it are intended to provide information in relation to the Note Holders' Meeting to be held on 8 June 2004 only. They are not intended as an offer or invitation or inducement to Note Holders or to any other person to enter into any investment activity in connection with the Merger. Any person affected by the Merger who requires any investment advice should contact an independent financial adviser authorised by the Financial Services Authority. We also recommend that you seek independent legal or tax advice in relation to any concerns that you have relating to the attached documentation.

       We look forward to receiving your completed forms by no later than FRIDAY 4 JUNE 2004, which should be returned as follows:

       By post to:

Attention:  Donald Hanson
Espotting Media Inc. and Espotting Media (UK) Limited
5th Floor
The Old Truman Brewery
91 Brick Lane
London E1 6QL

Or by facsimile to:

Attention: Donald Hanson
Fax No:  +44 (0)20 7539 0554

If you have any queries in relation to these documents please do not hesitate to contact Donald Hanson, Assistant to the Chief Executive Officer, on +44 (0)20 7539 0521.

Yours Faithfully



Daniel Ishag
Chief Executive Officer

On behalf of Espotting Media Inc. and Espotting Media (UK) Limited

       ESPOTTING MEDIA INC. ("ESPOTTING") AND ESPOTTING MEDIA (UK) LIMITED
                                ("ESPOTTING UK")

                      NOTICE TO SERIES B LOAN NOTE HOLDERS

                                DATED 27 MAY 2004

NOTICE is hereby given that a meeting of the holders (the "SERIES B NOTE HOLDERS MEETING") of the variable rate redeemable secured loan notes issued by Espotting UK and constituted by an Instrument executed by Espotting UK and Espotting on 19 August 2002 (the "Series B Loan Notes") will be held at the Old Truman Brewery, 91 Brick Lane, London E1 6QL, United Kingdom on 8 June 2004 at 3.30pm in order to consider the items contained in this Notice.

1. SERIES B LOAN NOTES

a. EXERCISE

Pursuant to the Option Agreement entered into by Espotting, Espotting UK and certain holders of Series B Loan Notes dated 19 August 2002 (the "Series B Option Agreement"), each holder of Series B Loan Notes (the "Series B Loan Note Holders) has the right to direct Espotting to exchange its Series B Loan Notes for common stock in Espotting at any time by serving a written notice on Espotting, (an "Investors' Election").

There is no requirement under the Series B Option Agreement that the Investors' Election be signed by the holders of more than 50% of the aggregate principal amount represented by the Series B Loan Notes (as for the Series A Loan Notes), and each Series B Loan Note Holder can elect to exercise its notes independently of the other Series B Loan Note Holders.

The Series B Note Holders may elect in the Investors' Election between one of the following methods for exercise of the right of exchange. In both cases, the exchange rate is (pound)1.4304291 for each share of common stock in Espotting:

Clause 3.1 Method: That Espotting issues common stock directly to the Series A Note Holders in return for the transfer of the Series B Loan Notes to Espotting; or

Clause 3.2 Method: That Espotting UK redeems the Series B Loan Notes and pays to Espotting the redemption monies. In return, Espotting shall concurrently issue common stock to the Series B Loan Note Holders for which the redemption monies shall constitute the subscription monies at the exchange rate described above.

Please note that it is possible that the tax treatment of the two exercise methods set forth above may be different. Espotting strongly recommends that you seek independent tax advice as to which alternative is more advantageous for you.

It is proposed that the method of exercise that will apply to each Series B Loan Note Holder will be determined by whichever of the methods of exchange the note holder has elected on its Investors' Election.

The following resolution will be put to the Series B Loan Note Holders present at the Series B Note Holders Meeting:

"RESOLVED THAT the B Investors (as defined in the option agreement between Espotting, Espotting UK, Beringea Limited (formerly Proven Private Equity Limited) and The Global Rights Fund II dated 19 August 2002 (the "Series B Option Agreement") will exchange their B Notes (as defined in the same agreement) for common stock in Espotting Media Inc. pursuant to either the provisions of clause 3.1 or clause 3.2 of the Series B Option Agreement (as they have each elected) at an exchange rate of (pound)1.4304291, such B Notes to be exchanged in accordance with the election made by each holder of the B Notes for common stock in Espotting Media Inc., to be issued immediately prior to the completion of the merger with FindWhat.com contemplated by the restated and amended merger agreement dated 9 February 2004, between, among others, FindWhat.com and Espotting Media Inc."

b. EXCHANGE RATE

The Series B Option Agreement sets out an exchange rate of (pound)1.4304291 at which the Series B Loan Notes will be exchanged for common stock in Espotting and the method for the adjustment of such rate. The adjustment provisions are intended to apply in circumstances where since the date on which the Series B Loan Notes were issued, being 19 August 2002, Espotting has issued common stock, or rights to common stock in Espotting at a price less than (pound)1.4304291.

Espotting represents and warrants to each Series B Loan Note Holder that, other than a total of 20,000 options, which were issued in September 2002 at a price of US$2.00, no issues of stock, or rights to common stock in Espotting were issued after 19 August 2002 at a price less than US$2.20. However, certain Espotting employees, who were issued options under the Espotting employee stock option plans at a price of US$2.20, do in fact have a GBP issue price of less than (pound)1.4304291 due to the exchange rate that existed on the date their options were issued.

Consequently, due to the small number of option issues this applies to and given that this anomaly results largely from exchange rate fluctuations, Espotting are seeking a waiver from the Series B Loan Note Holders with respect to their right to have the exchange rate calculated in accordance with adjustment provisions contained in clause 4.1.2 of the Series B Option Agreement and are proposing that the fixed exchange rate of (pound)1.4304291 as provided for in clause 4.1.1(b) of the Series B Option Agreement will apply.

The following resolution will be put to the Series B Loan Note Holders present at the Series B Note Holders Meeting:

"RESOLVED THAT, subject to the accuracy of the representations and warranties of Espotting in the Notice to B Investors dated 27 May 2004, the B Investors waive their rights pursuant to the requirement that the exchange rate in respect of their B Notes, calculated in accordance with clause 4.1.2 of the Option Agreement dated 19 August 2002, be adjusted for the circumstances specifically disclosed in the Notice to B Investors dated 27 May 2004, and agree and acknowledge that the rate at which the B Notes will be exchanged for common stock in Espotting Media Inc. will be in accordance with the provisions of clause 4.1.1(b) of the Option Agreement dated19 August 2002, being a rate of (pound)1.4304291."

Espotting advises that clause 5 of the Series B Option Agreement (specifically, clause 5.1.1) provides for an alternative exchange rate formula to be applied rather than the exchange rate set out in clause 4. Espotting believes that the application of this alternative exchange rate formula was not intended to apply to a transaction as currently contemplated.

Beringea Limited has advised Espotting that it is minded to vote in favour of a resolution to waive the right to have the exchange rate for the Series B Loan Notes calculated in accordance with clause 5 and will instead vote in favour of the exchange rate set out in clause 4.1.1, as contained in the above resolution.

The following resolution will be put to the Series B Loan Note Holders present at the Series B Note Holders Meeting:

"RESOLVED THAT, the Note Holders waive their rights to have the exchange rate in respect of their Notes, calculated in accordance with clause 5 of the Option Agreement dated 19 August 2002, and agree and acknowledge that the rate at which the Notes will be exchanged for common stock in Espotting Media Inc. will be in accordance with the provisions of clause 4.1.1 of the Option Agreement dated 6 December 2001, being a rate of (pound)1.4304291 of Notes for each share of common stock in Espotting Media Inc."

c. INTEREST

Clause 5 of the Instrument Constituting up to (pound)5,000,000 Variable Rate Redeemable Secured B Loan Notes dated 19 August 2002 (the "Series B Loan Note Instrument"), provides that interest is to be paid on the Series B Loan Notes as follows:

         a. on 31 December 2003 in respect of the period from 15 August 2003 to 30 December 2003 at a rate of 9% per annum; and

         b. on 30 June 2004 in respect of the period from 31 December 2003 to 29 June 2004 at a rate of 10% per annum; and

         c. on the date of completion of the merger with FindWhat.com in respect of the period from 30 June 2004 until the completion date of merger with FindWhat.com, which is anticipated to be 30 June 2004, (accruing on a daily basis) at a rate of 10% per annum.


Espotting UK shall pay additional interest at a rate of 3% per annum on any interest, which has not been paid or is not paid when due. The interest due is compounded annually on 30 June in each year.

In accordance with clause 7 of the Series B Option Agreement the Series B Note Holders may direct, by giving notice in writing to Espotting and Espotting UK, not less than 7 days prior to an Interest Payment Date (as defined in the Series B Loan Note Instrument), that Espotting and Espotting UK are to apply the interest payable on the Interest Payment Date to subscribe for additional common stock in Espotting at the relevant exchange rate.

For the Interest Payment Date which is to occur on 30 June 2004, the Series B Loan Note Holders can, at least 7 days prior to 30 June 2004, elect by notice in writing to Espotting and Espotting UK to have the interest payable at 30 June 2004 to be applied in subscribing for common stock in Espotting. Series B Loan Note Holders can also elect for the interest payable between 30 June 2004 and completion of the merger to be applied to subscribing for common stock in Espotting. Completion by a Series B Loan Note Holder of the relevant section of the Investors' Election will be deemed to constitute the requisite notice for this purpose.

The following resolution will be put to the Series B Loan Note Holders present at the Series B Note Holders Meeting:

"RESOLVED THAT in discharge of its obligations under clause 5 of the Instrument Constituting up to (pound)5,000,000 Variable Rate Redeemable Secured Loan Notes (the " B Notes) dated 19 August 2002 (the "Series B Loan Note Instrument"), Espotting Media Inc. will pay to B Investors all interest which has accrued on the B Notes up to and at the date of completion of the merger with FindWhat.com including the additional interest under clause 5.6 of the Series B Loan Note Instrument and will transfer the interest payment for each B Investor into the bank account nominated by the such B Investor on its form of election given to Espotting Media Inc. and Espotting Media (UK) Limited ("Investors' Election"). Where a B Investor has elected on its Investors' Election that all or part of the interest owing to it is to be applied in subscribing for common stock in Espotting Media Inc. Espotting Media Inc. will issue such common stock to the B Investor in addition to the common stock that is to be transferred to such B Investor pursuant to the exercise of its exchange rights for the B Notes."

d. MONTHLY REPORTS

As provided for by clause 7.3 of the Series B Loan Note Instrument, the Series B Loan Note Holders were entitled to receive monthly Information Packs (as defined in that instrument) along with certain other information disclosures. Espotting acknowledges that it may not have provided the Series B Loan Note Holders with all elements of the Information Pack or have complied in all material respects with clause 7.3. of the Series B Loan Note

Instrument. Espotting acknowledges that the Series B Loan Note Holders may be entitled to certain remedies as set out in clauses 7.5 and 7.6 of the Series B Loan Note Instrument.

In June 2003, Espotting sought waivers from the Series B Loan Note Holders with respect to these provisions. These waivers were returned by a majority of the Series B Loan Note Holders. Espotting seeks a further waiver of these provisions from the Series B Loan Note Holders for the period subsequent to June 2003 up until the date of completion of the merger.

The following resolution will be put to the Series B Loan Note Holders present at the Series B Note Holders Meeting:

"RESOLVED THAT for the period from 19 August 2002 until the completion of the merger with FindWhat.com, the B Investors do hereby waive their rights, and release Espotting and any of its related companies from any liability, in relation to the Additional Fee (as defined in clause 7.5 of the Series B Loan
Note Instrument (as defined below) and any other remedies contained in clauses
7.5 and 7.6 of the Instrument Constituting up to (pound)5,000,000 Variable Rate Redeemable Secured B Loan Notes dated 19 August 2002 (the "Series B Loan Note Instrument"), in so far as the provision of all elements of the Information Pack referred to in clause 7.3.1 of the Series B Loan Note Instrument is concerned is concerned or Espotting's failure to comply in all materials respects with the other provisions of clause 7.3."

2. CLOSE OF MEETING

Following the consideration and vote upon the aforementioned resolutions, the Series B Note Holders Meeting will then be brought to a close by the Chair.

ATTACHED TO THIS NOTICE IS AN INVESTORS ELECTION FORM, PROXY, POWER OF ATTORNEY AND INDEMNITY FOR LOST NOTE CERTIFICATE. PLEASE READ THESE FORMS CAREFULLY, COMPLETE THE SECTIONS WHICH APPLY TO YOU AND THEN RETURN YOUR COMPLETED FORMS ALONG WITH YOUR LOAN NOTE CERTIFICATES BY NO LATER THAN FRIDAY 4 JUNE 2004:

By post to:

Donald Hanson
Espotting Media Inc. and Espotting Media (UK) Limited
5th Floor
The Old Truman Brewery
91 Brick Lane
London E1 6QL

Or by facsimile to:

Attention: Donald Hanson
Fax No:  +44(0)20 7539 0554

IMMEDIATELY PRIOR TO MERGER

Espotting and Espotting UK covenant and agree to you that: (1) the elections you make on the Investors' Election shall only be effective immediately prior to consummation of the merger in accordance with the amended and restated merger agreement dated 9 February 2004, between, among others, FindWhat.com and Espotting; (2) in the event such merger has not occurred prior to 31 July 2004, the Investors' Election shall be null and void and of no force and effect; and
(3) you shall continue to have all rights under the Series B Loan Note Instrument, the Series B Option Agreement, the Subscription and Shareholders' Agreement dated 6 December 2001 relating to Espotting and Espotting UK and all other related documentation without regard to whether you have returned an Investors' Election.




Daniel Ishag
Chief Executive Officer
For and on behalf of Espotting Media Inc. and Espotting Media (UK) Limited

                               INVESTORS' ELECTION



TO:  Espotting Media Inc. ("Espotting") and Espotting Media (UK)
     Limited ("Espotting UK")
     5th Floor
     The Old Truman Brewery
     91 Brick Lane
     London E1 6QL


FROM:             _____________________________________ [Insert name]
Acting on behalf of............................................
Position.......................................................


1. SERIES B NOTE HOLDERS

Being those persons holding variable rate redeemable secured loan notes of Espotting UK constituted by an Instrument executed by Espotting UK and Espotting on 19 August 2002 (the "Series B Loan Notes").

If you are a Series B Loan Note Holder please complete the following section:

a. EXERCISE

I, _____________________________________________ [Insert name]

Being the holder of (pound)_______________ principal amount of Series B Loan Notes, hereby exercise my discretion to exchange these notes for shares in Espotting common stock in accordance with the provisions of:


(i)      Clause 3.1 of the Option Agreement dated19 August 2002; or          [ ]

(ii)     Clause 3.2 of the Option Agreement dated19 August 2002.             [ ]

[Please check the box, which corresponds to the exercise alternative you wish to elect.]

and hereby direct Espotting to issue me, immediately prior to the completion of the merger with FindWhat.com as contemplated by the Merger Agreement, with an amount of common stock in Espotting to be determined in accordance with the provisions of clause 4 of the Option Agreement dated 19 August 2002.

b. INTEREST

OPTION 1

I, hereby elect pursuant to the provisions of clause 7 of the Series B Option Agreement dated 19 August 2002 and in doing so give notice in writing to Espotting and Espotting UK that they are to apply:

         a) the interest payable to me on the Interest Payment Date of 30 June 2004 (including any interest accrued in previous Interest Periods but unpaid on 30 June 2004 and any additional interest); and

         b) the interest payable to me from 30 June 2004 until completion of the merger,


in subscribing for common stock in Espotting at the relevant exchange rate at which the notes set out in (a) above were exchanged.


Please check this box if this is the option you elect.                       [ ]


OPTION 2

I hereby elect pursuant to the provisions of the Series B Option Agreement dated 19 August 2002 that Espotting and Espotting UK pay:

         c) the interest payable to me on the Interest Payment Date of 30 June 2004 (including any interest accrued in previous Interest Periods but unpaid on 30 June 2004 and any additional interest); and

         d) the interest payable to me from 30 June 2004 until completion of the merger,


into the following bank account:

         Account Name:
         Bank:
         Sort Code:
         Account Number:

Please check this box if this is the option you elect.                       [ ]


2. LOAN NOTE CERTIFICATE

OPTION 1

I enclose the loan note certificate(s) representing all the Series A, Series B or Series C Loan Notes, which I hold in my name.

Please tick the box and enclose such certificates if this is the option you elect.

OPTION 2

I have lost the loan note certificate(s) representing all the Series B Loan Notes, which I hold in my name. I have therefore executed the indemnity for the lost certificates attached at Schedule 1 to this election.

Please tick the box and enclose such indemnity if this is the option you elect.

3.       MERGER AGREEMENT

Notwithstanding the foregoing, none of the elections herein, nor any other action hereunder, shall have any effect and any such election or action shall be null and void, unless the Merger Agreement is consummated on or prior to 31July 2004 in accordance with its terms.

                           END OF INVESTORS' ELECTION

                                   SCHEDULE 1

                           Lost Certificate Indemnity

The Directors
Espotting Media (UK) Limited
5th Floor
The Old Truman Brewery
91 Brick Lane
London E1 6QL

                                                                __________  2004


Dear Sirs

ESPOTTING MEDIA (UK) LIMITED (THE "COMPANY")

1. The original certificate(s) of title (the "CERTIFICATE(S)") in our name relating to _______B Loan Notes of (pound)1 each in the capital of the Company (the "LOAN NOTES") has/have been lost or destroyed.

2. Neither the Loan Notes nor the Certificate(s) have been transferred, charged, lent, deposited or dealt with in any manner affecting title and the person(s) named in the Certificate(s) is/are the person(s) entitled to be on the register of Loan Note Holders of the Company in respect of the Loan Notes.

3. We request the Company to issue to us a duplicate certificate for the Loan Notes.

4. In consideration of the Company issuing to us a duplicate certificate for the Loan Notes, we hereby undertake and agree to indemnify and keep indemnified the Company from and against all actions, proceedings, claims, damages, costs, expenses and demands which may be brought or made against the Company or suffered or incurred by the Company or for which the Company may become liable by reason or in consequence of the issue to us of a duplicate certificate(s) and/or of the Company permitting at any time after the date of this letter any transfer of all or any of the Loan Notes without the production of the original certificate(s).

5. We agree that where through the lapse of time or for any other reason it is not possible to ascertain the number[s] of the original certificate(s) this indemnity and undertaking shall nonetheless be fully effective and binding on us.

6. We further agree and undertake to deliver to the Company for cancellation the original certificates should the same ever be recovered, it being understood that, notwithstanding any such delivery, the Company shall be entitled to retain this indemnity and undertaking which shall remain in full force and effect.

7. This letter and the rights and obligations arising from it shall be governed by English law.


IN WITNESS of which we have signed this letter as a deed and have delivered upon dating it


SIGNED as a DEED by           )      .........................Director
.....................          )      [   print name   ]
LIMITED, acting by            )
[a Director and its           )
Secretary] [two Directors](1) )
                              )      .........................Director/Secretary
                                     [   print name   ]



---------------------

         (1) If the loan note holder is a UK corporate, this indemnity must be executed under its common seal or signed as a deed of the corporation by two of its directors, or by one director and the company secretary, or by a duly authorised officer or attorney or, if not a UK corporate, otherwise in accordance with the formalities in its respective country. If the loan note holder is an individual, this form of proxy and power of attorney must be signed by the individual and also witnessed and signed by that witness.


ABOUT FINDWHAT.COM(R)

FindWhat.com creates and offers proprietary performance-based marketing and commerce enabling services that help businesses of all sizes throughout the business cycle: finding, getting and keeping customers. Its marketing division creates online marketplaces where buyers are introduced to sellers at exactly the right moment, when they are searching for products and services on the Internet; this introduction is based on a bid-for-position, pay-per-click, keyword-targeted advertising service. FindWhat.com offers this service directly to advertisers through the FindWhat.com Network(TM), and offers a private label version of this service to large companies and portals worldwide, including Lycos and Mitsui & Co., Ltd. FindWhat.com also operates a merchant services division which includes Miva(R), a leading online platform of software and services for small to medium-sized enterprises (SMEs). With its easy-to-use, highly customizable and integrated browser-based point and click business creation software and a vast partner network, Miva is focused on helping to create and enhance online business and marketing services for SMEs. Additionally, Comet Systems, a division of FindWhat.com, is a leading provider of connected desktop consumer software. More information on FindWhat.com is available on the Company's website at http://www.FindWhat.com.

DISCLAIMER

This document is intended to provide information only. It is not intended to be an invitation or inducement to any person to enter into any investment activity in connection with the proposed transaction, Espotting Media Inc., or FindWhat.com.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

FindWhat.com has filed relevant documents concerning its proposed merger with Espotting with the Securities and Exchange Commission, including an amended Registration Statement on Form S-4 on April 22, 2004, containing a joint proxy statement/prospectus. FindWhat.com urges investors to read these documents because they will contain important information. Investors are able to obtain the joint proxy statement/prospectus and any other documents that may be filed by FindWhat.com with the Commission free of charge at the Commission's web site (http://www.sec.gov) or by directing a request after such a filing has been made to FindWhat.com, 5220 Summerlin Commons Blvd., Suite 500, Fort Myers, FL 33907,
Tel: (239) 561-7245, Attn: Brenda Agius. FindWhat.com and its directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed merger. Information about FindWhat.com directors and executive officers and their ownership of FindWhat.com voting securities is set forth in the company's joint proxy statement/prospectus for the annual meeting of stockholders to be held on June 4, 2004, filed with the Commission on April 22, 2004. Additional information about the interests of those participants may be obtained from reading the definitive joint proxy statement/prospectus regarding the proposed transaction with Espotting.

FORWARD LOOKING STATEMENTS

This document contains certain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Words or expressions such as "plan," "intend," "believe" or "expect," or variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are based on management's current expectations and are subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained in the forward-looking statements. Key risks are described in FindWhat.com's reports filed with the U.S. Securities and Exchange Commission, including the Amendment No. 1 to the Form S-4 filed on April 22, 2004. Such risks and uncertainties include, among others, the possibility that the merger will not be completed for any reason. The forward-looking statements herein include, without limitation, statements regarding the following: the merger transaction, the timing of meetings and the timing of the closing of the transaction.